January 7, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel

Re:	Wowio, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed January 7, 2014
File No. 333-184529

Ladies and Gentlemen:

On behalf of Wowio, Inc. (the “Company”), please accept this letter as the Company’s response to the verbal comment of the reviewing Staff of the Securities and Exchange Commission in connection with the above-referenced filing as provided to counsel to the Company on January 7, 2014.

Please revise the footnotes to the summary compensation table to disclose whether unpaid compensation payable pursuant to the officers’ respective employment agreement was accrued.

Response:

Footnotes 1, 2 and 3 to the summary compensation table will be revised to read as follows:

(1) Mr. Altounian was appointed as our Chief Executive Officer on June 11, 2010. His base salary is $200,000 per year. These amounts represent the portion of his base salary that was paid during the 2013 and 2012 fiscal years. The remaining amounts payable under Mr. Altounian’s employment agreement were accrued.

(2) Mr. Morris was appointed as our Chief Operating Officer on February 1, 2012. His base salary is $120,000 per year. This represents the portion of his base salary that was paid during the 2013 and 2012 fiscal years. The remaining amounts payable under Mr. Morris’s employment agreement were accrued.

(3) Mrs. Engelsiepen was appointed as our Corporate Secretary on February 1, 2012 and served as VP of Content Development since November 2011. Her base salary is $100,000 per year. This represents the portion of her base salary that was paid during the 2013 and 2012 fiscal years. The remaining amounts payable under Mrs. Engelsiespen’s employment agreement were accrued.

Very truly yours,

/s/ Jeff Cahlon

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com